October 12, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	UAN Cultural & Creative Co. Ltd.

Gentlemen:

This letter is to be filed with the Periodic Report filed on Form 8-K by UAN Cultural & Creative Co. Ltd. (“The Company”), which we have reviewed, to be filed with the Securities and Exchange Commission.

We were previously the principal accounts for the Company through October 11, 2010 when our appointment was terminated. We have read the Company’s statement included under Item 4.01 of its Form 8-K dated October 12, 2010 and agree with such statements.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and files with the Securities and Exchange Commission.

If you have any questions regarding this communication, please contact Randy Gruber at (314) 471-8519.

Sincerely,

/s/ Gruber & Company, LLC
Gruber & Company, LLC